

It all starts with listening.

2022
Summary
Annual Report

Associated Banc-Corp

AssociatedBank | **Your money works here.**®

Corporate Profile

ABOUT US

Associated Banc-Corp (Associated) is a leading Midwest banking franchise, offering a full range of financial products and services from more than 200 banking locations serving more than 100 communities throughout Wisconsin, Illinois and Minnesota. Headquartered in Green Bay, Wisconsin, the company also operates loan production offices in Indiana, Michigan, Missouri, New York, Ohio and Texas.



Green Bay, Wisconsin

MN · WI · MI · NY · IN · OH · IL · MO · TX

● Associated Bank Branch Footprint
● Loan Production Office Locations

2022 PERFORMANCE HIGHLIGHTS[1]

Assets exceeded **$39 billion** at year end.

Average loans of **$26.2 billion,** up 9% from 2021.

Average annual deposits of **$28.8 billion,** representing our 11th straight year of growth.

Net income available to common equity was **$355 million,** or **$2.34 per common share.**

Efficiency ratio improved from **66.3% to 60.4%** year-over-year.[4]

HIGHLIGHTS & ACCOMPLISHMENTS[1]

Largest
Wisconsin-headquartered bank by assets.[1]

Over 1.3 million
customer accounts.

Leading Mortgage Lender
in the Midwest for over a decade.[2]

Top 15
Health Savings Account (HSA) Bank.[3]

[1] Data as of, and for the year ended December 31, 2022, unless otherwise indicated.

[2] The Leading Lender in the Midwest designation is based on originated, closed-end mortgage loan count, gathered from the Home Mortgage Disclosure Act data compiled annually by the Consumer Financial Protection Bureau. The results of the data were obtained through the Consumer Financial Protection Bureau Mortgage Database (HMDA), July 2022.

[3] 2022 Midyear Devenir HSA Research Report.

[4] The efficiency ratio as defined by Federal Reserve guidance.



Dear Shareholders,

2022 was a statement year for Associated Banc-Corp. Through collaborative efforts across every line of business, we successfully executed our people-led, digitally enabled strategy and delivered the most profitable year in our company's 162-year history.[1]

IT ALL STARTS WITH LISTENING.

In 2021, we met with hundreds of colleagues, some of our largest customers and several of our investors to determine what was working well, where we had opportunities for growth, and what we must do to win more customers and deepen community engagement. These insights helped inform several larger-scale growth initiatives that benefit our customers while also driving meaningful change in our own corporate culture.

We expanded our lending capabilities with the addition of commercial and consumer lending verticals and further bolstered business and commercial banking by adding experienced relationship managers across all our major markets. These teams are providing significant value to existing and new customers while generating loan and deposit growth. Our full-year 2022 average loans of $26.2 billion increased 9% from the previous year.

We further advanced our services with the launch of our new digital banking platform, followed by a modern, simplified digital account opening experience. Leveraging these enhancements, we also launched our new mass affluent product and digital sales strategies, which heighten our ability to attract and increase quality customer relationships.

Despite steadily increasing inflationary and competitive pressures, we increased our deposits for the 11th straight year, outpacing the market for deposit growth. Our full-year 2022 average deposits of $28.8 billion were up 4% from the previous year.

Importantly, we've remained committed to our credit risk and expense management disciplines. Together, these efforts have enabled us to drive positive operating leverage, serve our customers more efficiently and effectively, and deliver full-year earnings per common share of $2.34 to our shareholders.

Our colleagues have rallied behind our strategic plan because they helped build it. Motivating their efforts are the Core Values that reflect a shared commitment to how we aim to shape the future of Associated Bank— Relentless Focus on People, Winning Spirit, Listen Then Act and Achieving Together.

Loans by Type[2]



[2] As of December 31, 2022.
Charts and table totals may not sum due to rounding.

Loans by State[3]



[3] As of December 31, 2022. Excludes Other Consumer portfolio.
[4] Includes Missouri, Indiana, Ohio, Michigan, Iowa.

Deposits by State[5]



[5] FDIC Summary of Deposits Data as of June 30, 2022.

[1] Based on net income available to common equity.

GROWTH-FOCUSED STRATEGIES

We continue to be impressed by the strength and resilience of our markets. We are the largest bank headquartered in Wisconsin. Our Midwest markets include approximately 30% of all U.S. manufacturing jobs and several states with unemployment rates well below the national average.

As anticipated, we saw increased commercial activity and credit line utilization in 2022. The recent addition of new lending verticals and the expansion of our small business and commercial banking teams helped make 2022 one of Associated's strongest loan growth years on record. We expect to see additional core commercial loan growth in 2023, but at a slower pace compared to last year.

Core customer funding is more important than ever, and we're actively working to expand our deposit capabilities with several initiatives designed to help us cultivate customer relationships and fund growth with lower-cost core deposits. We saw the impact of these efforts in our 2022 deposit growth.

We are expanding with an eye on deepening relationships and attracting customers.

Progress with our asset-based lending and equipment finance teams has broadened our commercial loan mix and provided meaningful opportunities to expand relationships with our existing Midwest manufacturing client base. Combined, these teams comfortably achieved their $300 million year-end balance target and have strong momentum coming into the new year.

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Associated Bank

Your money works here.

In early 2023, we launched our new brand campaign.

Built around our customers' stories, the campaign focuses on those everyday moments where Associated Bank helps them feel more confident about their financial lives.



Our 21% increase in commercial relationship managers during the year led to a 57% year-over-year increase in new customer relationships. This activity helped us exceed our 2022 loan targets while also bringing deposits and other non-loan business, including treasury management, health savings account (HSA) and other deposit-centric businesses to the bank.

Our commercial real estate (CRE) business also grew in 2022, as customers invested in better logistics, distribution points and production capacity. Our CRE model remains focused on working with proven developers who have established relationships with the bank. This has been an increasing point of emphasis recently, given the uncertainty of the economy.

Midyear, we elevated our private wealth brand and expanded our team focused on serving our affluent, high- and ultra-high net worth clients and institutions. We anticipate our new consumer mass affluent offering will help attract new customers who will serve as a pipeline for the ongoing expansion of our private wealth business.

Despite inflationary factors, our retail banking customers remain resilient, with increased debit and credit card spending levels. Even as activity in the housing market fell due to higher rates, we continued to see steady growth in our auto finance vertical, which is in 13 states across the Northeast, Mid-Atlantic and Midwestern United States.

We continue to build value through growing household deposits. Digital enhancements and product improvements have helped us acquire, retain and deepen consumer and small business relationships. We've also gained increased recognition and deposits through our HSA product and related services.

Our branches continue to play an important role as many of our customers appreciate the opportunity to work directly with our colleagues. We survey our customers regarding their experience with all service channels. The branch experience maintained a record high 88% completely satisfied score in 2022, reflecting the strength and commitment of our teams.

Our market-level engagement with customers, business advisory boards and community organizations continues to be a competitive advantage. For more than a decade, our mid-size markets have benefitted from our community markets model that bridges community-focused bank offerings with effective back-office support.

During the year, we launched our Engage Local initiative in several of our major metropolitan markets. By elevating local colleagues' voices, this approach has brought increased collaboration and sales success at the market level. It has also enhanced the company's approach to meeting each community's needs while creating greater visibility and recognition for the bank.







DIGITAL-FORWARD INVESTMENTS

As part of our digital transformation strategy, we have significantly increased our technology spend to create better customer and colleague experiences and operational efficiencies.

The September implementation of our new digital banking platform brought immediate improvements to our customers and prospects with a modern, simplified digital storefront. This agile framework combined with customer feedback has positioned us to more quickly deliver custom digital solutions based on customer preferences.

Customized digital banking solutions allow us to attract, deepen and retain customer relationships.

Building on this opportunity, we've remixed our 2023 marketing and advertising spend to focus on the more tangible products and services our customers value. Along with a brand-new marketing campaign, we intend to launch a new product or digital service each quarter in 2023, with an eye toward acquiring new customers.

We continue to bring forward digital solutions to improve our internal operations. This includes refinement of legacy systems and development of solutions that empower colleagues to be more successful in an increasingly digital environment. To better manage our project portfolio, we've improved our discipline around the project prioritization process.

EXTENDING OUR COMMITMENTS

We measure our success by both our financial results and the broader value we provide all our stakeholders. This includes the continued advancement of programs designed to keep our communities and our environment vibrant and healthy.

As outlined in the Environmental, Social and Governance (ESG) section of this report, our approach goes beyond providing sound banking services. We have expanded our financial support, deepened partnerships with nonprofit organizations and advanced our colleague volunteer programs to help revitalize and strengthen our communities. We believe this work has a positive impact on our markets while delivering long-term value to our customers and shareholders.

Underpinning these initiatives is our work to build a more inclusive and equitable environment both within and outside of our company. Our efforts focus on enhancing our workforce, strengthening our markets, and fostering a culture of belonging for our colleagues, customers and the communities we serve.

We are both expanding our in-house Diversity, Equity and Inclusion (DE&I) programs and actively pursuing initiatives for the betterment of our communities. These efforts are not something we do alone. As part of our focus, we work with other businesses, nonprofit organizations, our colleagues and community members to help make this happen.



BANKING ON OUR COMMUNITIES' FUTURES

Located in the heart of Milwaukee, we recently opened the Associated Bank Center for Professional Development within our Associated Bank River Center location. Focused on advancing a diverse and inclusive community, this Center houses and supports several leading nonprofit organizations and community initiatives.





> **My individual development plan is tailored to my career goals, and I see a clear path to develop the skills I need to acquire in order to continue in my career.**
>
> **– Associated Bank Colleague**

DELIVERING VALUE THROUGH PEOPLE

Associated's colleagues push beyond the status quo to deliver quality outcomes for our customers, communities and shareholders. We routinely seek and leverage their feedback and strive to provide a culture and career opportunities necessary to continue our success.

Our annual workplace survey—with industry-leading 91% colleague participation—influences the tools and programs we offer to help colleagues be successful both professionally and personally. This includes specialized development programs for both specific career paths and leadership advancement, as well as individual development plans for colleagues. In 2022, approximately one in four colleagues advanced their careers through internal promotions or lateral moves.

In April, we announced the appointment of Dennis DeLoye to the role of Executive Vice President, Head of Community Markets and Northeast Wisconsin Regional President. His leadership has been instrumental in growing commercial middle market and business banking segments in the company's community markets.

In July, we welcomed Bryan Carson to the new role of Chief Product and Marketing Officer. Under his leadership, we've enhanced our ability to understand and leverage our customers' voices and behaviors, as well as evolving trends in the development of both products and marketing programs.

By creating opportunities for our colleagues, we deliver more value to our stakeholders.

Derek Meyer joined Associated as Chief Financial Officer in August. His strategic financial leadership skills, business acumen and deep industry knowledge are invaluable to our organization, especially in the current, dynamic environment.

January 2023 marked the appointment of Terry Williams as Chief Information Officer (CIO). With more than 30 years of strategic information technology experience, his ability to align technology with business operational and growth strategies made him the ideal candidate for our CIO role.



The strategies we develop, the products we design, the services we offer, the growth we achieve—

it all starts with listening.

OUR SUCCESS HAS POSITIONED US TO DO EVEN MORE

We enter 2023 with an ambitious agenda to:

- Grow our core businesses through deposit and lending initiatives,
- Expand our customer base by offering new products and through marketing outreach,
- Deliver technology solutions that drive digital adoption and operational efficiency, and
- Invest in the tools and resources needed for our colleagues to be successful.

Of course, we are always looking for ways to do better and raise our game. As we do, we will continue listening to our customers, colleagues and communities for ideas on how to make the future even better than the past.

Thank you for your continued confidence in Associated.

Sincerely,

Andrew J. Harmening

Andrew J. Harmening
President & Chief Executive Officer

Jay B. Williams

John (Jay) B. Williams
Chairman

March 10, 2023





Financial Highlights

In thousands (except per common share data and performance ratios)	2018	2019	2020	2021	2022
ANNUAL AVERAGES					
Assets	$ 33,007,859	$ 33,046,604	$ 34,265,207	$ 34,464,257	$ 36,657,932
Loans	22,718,297	23,122,797	24,537,648	24,057,980	26,200,341
Investment securities	6,912,921	6,186,804	5,213,126	5,405,642	6,781,655
Deposits	24,072,049	24,735,608	26,007,685	27,693,414	28,757,185
OPERATING RESULTS					
Net interest income	$ 879,580	$ 835,674	$ 762,957	$ 725,855	$ 957,321
Noninterest income	355,568	380,824	514,056	332,364	282,370
Total	1,235,148	1,216,498	1,277,012	1,058,219	1,239,691
Noninterest expense	821,799	793,988	776,034	709,924	747,063
Net income available to common equity	322,779	311,587	288,413	333,883	354,622
PERFORMANCE RATIOS					
Net interest margin	2.97 %	2.86 %	2.53 %	2.39 %	2.91 %
Return on average equity[1]	9.03	8.44	7.78	8.60	9.21
Return on average common equity Tier 1[1], [2]	13.15	12.59	11.23	12.08	12.23
Return on average tangible common equity[1]	14.33	13.53	12.31	12.99	13.77
Dividend payout ratio[3]	32.29	35.75	38.50	34.55	34.32
PERIOD END					
Common equity Tier 1[2]	$ 2,449,721	$ 2,480,698	$ 2,706,010	$ 2,808,289	$ 3,035,578
Common equity Tier 1 ratio[2]	10.27 %	10.21 %	10.45 %	10.31 %	9.35 %
Allowance for credit losses on loans/nonaccrual loans	205 %	189 %	205 %	245 %	315 %
Nonperforming assets/total assets	0.42 %	0.45 %	0.67 %	0.46 %	0.32 %
PER COMMON SHARE DATA					
Common shares outstanding	164,440	157,171	153,540	149,343	150,444
Diluted earnings per share	$ 1.89	$ 1.91	$ 1.86	$ 2.18	$ 2.34
Dividends per share	0.62	0.69	0.72	0.76	0.81
Book value per share	21.43	23.32	24.34	25.66	25.40
Tangible book value per share[1]	13.86	15.28	16.67	17.87	17.73

GROWING LOANS AND DEPOSITS



Average Loans $ in billions



Average Deposits $ in billions

EXPANDING BOTTOM LINE



Diluted Earnings Per Share

(1) Non-GAAP financial measure—See table 23 in Item 7 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and page 10 of the financial tables in the 4Q 2022 earnings press release published January 26, 2023, for a reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures. These financial measures have been included as they are considered to be critical metrics with which to analyze financial condition and capital strength.

(2) The Federal Reserve establishes regulatory capital requirements, including well-capitalized standards for the Corporation. The Corporation follows Basel III, subject to certain transition provisions. These regulatory capital measurements are used by management, regulators, investors, and analysts to assess, monitor and compare the quality and composition of the Corporation's capital with the capital of other financial services companies.

(3) Ratio is calculated by dividing dividends paid for the period by basic earnings per share for the same period.

Inspired by purpose...Guided by Core Values... Committing through action.



At Associated, our purpose is to uplift our customers, community and colleagues to be financially stronger. We do this through our relentless focus on people, with a winning spirit, by listening before we act and with a commitment to achieving together.

To be successful, we integrate both business and Environmental, Social and Governance (ESG) priorities into our work. As we advance our strategy, we also continue to refine our approach to ESG. In this report, we highlight some of our core efforts and outcomes from the past year. We invite you to view the company's ESG report, available at Investor.AssociatedBank.com, for a more comprehensive view of our approach.

COLLEAGUE EXPERIENCE, ENGAGEMENT & WELL-BEING

Given the competitiveness of the job market and the essential role our colleagues play in delivering value to our stakeholders, we offer vibrant career paths, meaningful learning opportunities and programs designed to support their well-being.

In 2022, we introduced a significant development initiative to accelerate colleagues' leadership skills. This included nearly 100 individual leadership classes attended by approximately 900 leaders. We also initiated mentorship programs for senior leaders and Colleague Resource Group members, resulting in more than 125 pairings and 760 mentor hours recorded.

We have intentionally engaged our Key Leadership Team in this process, assigning performance objectives focused on colleague and team development. This includes the establishment of individual development plans for all colleagues to enhance their personal and professional development in 2023 and beyond.

Our focus on colleagues includes programs intended to support their physical, mental, emotional and financial well-being. In 2022, more than 1,900 colleagues enrolled in the company's new digital well-being platform, and more than 1,550 colleagues received a well-being reimbursement for the purchase of items such as gym memberships, home fitness equipment and/or fitness tracking devices. In addition, nearly 3,000 insured colleagues, spouses and domestic partners participated in well-being visits last year.

CORE VALUES



Relentless Focus on People



Winning Spirit



Listen Then Act



Achieving Together

The 2022 integration of our Core Values positively influenced our culture. Additionally, our annual workplace survey showed improved colleague engagement and our voluntary turnover decreased, year over year.



**Inclusive
Flexible
Diverse**

Top three words that colleagues used to describe Associated Bank's culture.

86% of colleagues feel Associated values diversity & inclusion.

Women and people of color represent 64% of all Assistant Vice President roles, and women represent 32% of all Senior Vice President Roles.

Approximately 45% of colleagues participate in one or more Colleague Resource Group.

DIVERSITY, EQUITY & INCLUSION

We seek to create an environment where our colleagues' varying backgrounds, ideas and points of view enable us to produce better outcomes for our stakeholders. We celebrate the differences among us and recognize that diverse perspectives come from many sources, including age, color, disabilities, gender identity, race, religion, sexual orientation, and veteran status, among others.

As part of our efforts, we strive to build a culture where all voices are heard and valued and historically underrepresented group perspectives are amplified. This demands mindful attention, intention and clear accountability from all levels of the organization.

All colleagues participate in annual DE&I training and have opportunities to attend educational events, workshops and webinars on various DE&I related topics. Additionally, leaders have supplemental training and specific DE&I goals, primarily focused on attracting, developing and advancing diverse talent and promoting colleague involvement in company-sponsored programs.

Our DE&I efforts are strengthened by our company's DE&I Council and seven Colleague Resource Groups. Their collective efforts continue to have a significant impact on our workforce, workplace and marketplace efforts.

In 2022, Associated received multiple awards for its DE&I initiatives. Many of these are featured in the Recognition & Awards section of this report, with additional details on the company's newsroom website.

"There will always be new opportunities to make our organization even more inclusive and equitable for colleagues, customers and the community and we are excited to keep moving forward on that journey."



Callie Davis
Director of Diversity, Equity & Inclusion

COLLEAGUE RESOURCE GROUPS





Black



Cultural Awareness



Forward Abilities



Pride & Equality



Veterans



Women's



Young Professionals



2022
HIGHLIGHTS(1)

23% of branches are in low- to moderate-income (LMI) census tracts and **11% in majority-minority communities.**

4,330 residential mortgages or approximately **$820 million** in loans to support LMI and minority homeownership.

$94 million in loans to small businesses.

$649 million in community development loans and investments.

$3.1 million in community development grants.

2,438 colleagues collectively reporting nearly **55,500 hours** of volunteer time equal to **$1.7 million** in community service.

COMMUNITY COMMITMENT

Helping to make our communities financially stronger is foundational to what we do. Our approach goes beyond providing sound banking services. We've expanded our financial support, deepened partnerships with nonprofit organizations and community stakeholders, and advanced our colleague volunteer programs to help revitalize and strengthen our communities. We believe this work will have a lasting impact in our communities while delivering long-term value to our customers and shareholders.

We're passionate about and invested in the economic health of our communities.

As part of our Community Commitment Plan, we establish clear goals and metrics to help advance our efforts. This three-year plan, which continues through 2023, sets forth our commitment to lend or invest $3.37 billion to support majority-minority communities, LMI communities and small businesses in our three-state branch footprint of Wisconsin, Illinois and Minnesota.

We designate approximately 1% of our annual pretax profits for charitable purposes with the majority supporting community development programs. Our colleagues' involvement is critical in bringing our community commitments to life. Each year, they immerse themselves into our communities by serving on nonprofit boards and committees and volunteering for programs in their communities. Last year, 2,438 colleagues—or more than half—recorded approximately 55,500 hours of volunteer time.

LISTENING AND LEARNING

Our ongoing work with our Community Advisory Councils in Wisconsin, Illinois and Minnesota helps bring greater interaction between community professionals and Associated Bank. The active exchange of ideas continues to be instrumental in helping define new programs to support affordable housing, small business growth and community development.

DOUBLING OUR EFFORT



In 2022, Associated reestablished its Foundation to enhance its philanthropic efforts. This included a $1 million investment in Northeast Wisconsin designed to strengthen the Greater Green Bay and Fox Cities region by focusing on mental health, workforce readiness and small business development.









(1) Figures as of, and for the year ended December 31, 2022.



ENVIRONMENTAL SUSTAINABILITY

Associated strives to be a responsible steward of the environment. We continue to formalize our approach with consideration to environmental sustainability, risk management and our responsibility for the performance of the company.

Our environmental sustainability program includes policies and systems to mitigate risks, efforts to reduce our carbon footprint and programs to enhance engagement across our stakeholder groups.

We are bringing increased energy efficiency with the implementation of building automation systems, which provide centralized control over our properties' various electric and mechanical systems. We also continue to reduce our daily energy consumption by using occupancy sensors, power management processes, Energy Star compliant appliances and LED lighting. Along with these efforts, Associated is an anchor subscriber to solar farms in Illinois and Minnesota, providing the platform for renewable energy to be generated and delivered directly to the local utilities where the farms exist.

We continue to reduce internal print production by both improving our internal processes and supporting the increased migration of customers to digital services.

INVESTING IN RENEWABLE ENERGY

Since 2011, Associated has extended $2.6 billion in credit to develop, construct and operate more than 205 solar, battery, hydro-electric, and geothermal generating facilities across North America.

Investing in renewable energy developments not only contributes to communities' environmental initiatives in securing sustainable clean energy that reduces carbon emissions, but it also helps create new jobs and advances other corporations in the pursuit of their own ESG goals.





(1) Environmental sustainability initiatives in progress.



BUILDING OUR APPROACH[1]

ENVIRONMENTAL RISK MANAGEMENT

Formalize an Environmental Management System and integrate into the company's Enterprise Risk Management Program.

CARBON FOOTPRINT REDUCTION

Pursue environmental sustainability initiatives focused on managing the company's impact on climate change, carbon emissions and natural resources.

ENVIRONMENTAL SUSTAINABILITY TRANSITION

Implement policies, programs and lending practices that help our customers, colleagues and communities transition to a more environmentally sustainable future.

2022 Recognition & Awards

CORPORATE

50/50 Women on Boards
"3+" Company | 2021, 2022

Forbes (Statista)
World's / America's Best Banks | 2019 - 2022
America's Best Banks in each State (Wis.)
2021

GoBankingRates
Top 100 Bank Leading the US | 2022, 2023

Keefe, Bruyette & Woods, Inc.
Bank Honor Roll | 2021, 2022

Milwaukee Business Journal
Largest Corporate Charitable
Contributor in Wisconsin
2016, 2018 - 2021

Wisconsin Veterans Chamber of Commerce
Corporate Partner of the Year Award
2019, 2022

PRODUCTS & SERVICES

Devenir HSA Research[1]
#15 in the top 20 largest HSA providers
2022

Investor's Business Daily
13 Best HSA Accounts | 2023

Morningstar Manager Research
HSA Top 20 Provider | 2021

WEX's Health Division
Circle of Excellence Member | 2020, 2021

Fannie Mae[2]
STAR™ Performer | 2012 – 2021

Midwest Real Estate News
Top Direct Lenders: Best of the Best
2018, 2021

Best Of
The Bay, Green Bay Press Gazette
2021, 2022
Madison, Madison Magazine | 2021
Milwaukee, Shepherd Express | 2018 - 2021

WORKPLACE

Top Workplaces National Cultural Excellence (Energage)[3]
Employee Well-Being | 2022
Professional Development | 2022

Top Workplaces (Energage)[3]
USA | 2021, 2022
Chicago, Chicago Tribune | 2019, 2021
Southeast Wisconsin, Milwaukee
Journal Sentinel | 2018 - 2022
Madison, Wisconsin State Journal
2020, 2021
St. Louis, St. Louis Dispatch | 2020, 2022

American Association of People with Disabilities and Disability:IN
Disability Equality Index® Best Place to Work
for Disability Inclusion | 2022

CAREERS & the disABLED Magazine
Top 50 Employer | 2018 – 2021

DiversityJobs.com
Top Employer | 2020, 2021

Equal Opportunity Magazine
Top Employer | 2021, 2022

Human Rights Campaign Foundation[4]
Best Place to Work for LGBTQ+ Equality
2022

Department of Workforce Development[5]
Vets Ready Initiative Award | 2020, 2021

Employer Support of the Guard and Reserve (ESGR)
Above and Beyond Award | 2019, 2021
Patriot Award | 2018, 2020
Secretary of Defense Employer Support
Freedom Award[6] | 2021

Military Times
Best for Vets: Employers | 2017 - 2022

American Heart Association
Workplace Health Achievement
2018 – 2022

Johns Hopkins Bloomberg School of Public Health and The Luv u Project[7]
Carolyn C. Mattingly Award for Mental
Health in the Workplace (Mattingly
Workplace Award) Honorable Mention
2022

Mental Health America[8]
Gold Bell Seal for Workplace Mental Health
2022

Wellness Council of America
Silver Well Workplace | 2021

(1) Devenir is a national leader in providing customized investment solutions for HSAs and the consumer directed health care market.

(2) Fannie Mae recognized Associated for outstanding mortgage "general servicing" as part of its Servicer Total Achievement and Rewards™ (STAR™) Program. General servicing encompasses customer service, loan administration and other areas.

(3) Energage is a purpose-driven company that helps organizations turn employee feedback into useful business intelligence and credible employer recognition through Top Workplaces.

(4) The Human Rights Campaign Foundation is the educational arm of the Human Rights Campaign (HRC), America's largest civil rights organization working to achieve equality for lesbian, gay, bisexual, transgender and queer (LGBTQ+) people.

(5) The Department of Workforce Development (DWD) recognizes employers who go above and beyond to support veterans and their families. 2020 was the first year for this recognition.

(6) The highest recognition given by the U.S. Government to employers for their outstanding support of employees serving in the Guard and Reserve.

(7) The Carolyn C. Mattingly Award was established by the Johns Hopkins Bloomberg School of Public Health and The Luv u Project in 2022.

(8) MHA, founded in 1909, is the nation's leading community-based nonprofit dedicated to addressing the overall mental health of all.



Leadership

BOARD OF DIRECTORS



John (Jay) B. Williams
Chairman,
Associated Banc-Corp



R. Jay Gerken
Director of 17 mutual funds associated with Sanford C. Bernstein Fund, Inc.



Judith P. Greffin
Past Chief
Investment Officer,
Allstate Corporation



Michael J. Haddad
Chair of the Board,
Schreiber Foods, Inc.



Andrew J. Harmening
President & Chief Executive Officer, Associated Banc-Corp



Robert A. Jeffe
Senior Operating Partner, BlackWatch



Eileen A. Kamerick
Adjunct Professor of
Law & Consultant



Gale E. Klappa
Executive Chairman of
WEC Energy Group



Cory L. Nettles
Founder & Managing
Director, Generation
Growth Capital, Inc.



Karen T. van Lith
Founder & Chief Executive
Officer of APEL
Worldwide, LLC

EXECUTIVE LEADERSHIP TEAM



Andrew J. Harmening
President &
Chief Executive Officer



Patrick E. Ahern
Chief Credit Officer &
Chicago Market President



Matthew R. Braeger
Chief Audit Executive



Bryan J. Carson
Chief Product & Marketing
Officer



Dennis M. DeLoye
Head of Community Markets
& Northeast Wisconsin
Regional President



Angie M. DeWitt
Chief Human
Resources Officer



Randall J. Erickson
General Counsel
& Corporate Secretary



Nicole M. Kitowski
Chief Risk Officer



Derek S. Meyer
Chief Financial Officer



Paul G. Schmidt
Head of Commercial Real
Estate, Facilities &
Twin Cities Market President



Tammy C. Stadler
Corporate Controller &
Chief Accounting Officer



David L. Stein
Head of Consumer &
Business Banking &
Madison Market President



John P. Thayer
Head of Private Wealth
& Chief Executive Officer of
Associated Trust Company, NA



John A. Utz
Head of Corporate
Banking & Milwaukee
Market President



Terry L. Williams
Chief Information Officer

WILLIAM (BILL) HUTCHINSON | 1942 - 2022

In 2022, we lost former Director and Chairman Bill Hutchinson. Passionate about work, business and lifelong learning, his guidance helped lead our company's evolution and growth as we emerged from the past recession and developed into the strong company we are today. Bill joined Associated's Board in 1994 and served as the Board Chair from 2009 through 2020. He retired as Chairman Emeritus in 2021. During his tenure, the Bank completed more than 15 acquisitions and grew its assets from $3.4 billion to over $35 billion.







Corporate Headquarters
433 Main St., Green Bay, WI 54301 | 920-491-7500

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held virtually, via live webcast, on Tuesday, April 25, 2023, at 11 a.m. (CDT). Shareholders are invited to attend the meeting online, vote shares electronically, and submit questions prior to and during the meeting by visiting virtualshareholdermeeting.com/ASB2023.

Proxy materials for the Annual Meeting of Shareholders are available via the internet. Shareholders as of the March 1, 2023, record date have been mailed a notice regarding the availability of proxy materials, which includes the internet website address where the proxy materials can be viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, internet website or email.

ANNUAL REPORT ON FORM 10-K

Shareholders and other interested persons may obtain a copy of Associated Banc-Corp's 2022 Annual Report on Form 10-K on the Investor Relations section of our website at Investor.AssociatedBank.com or by calling or writing Investor Relations.

SHAREOWNER INQUIRIES

800-468-9716 or 651-450-4064
24/7 automated system or representative from 7 a.m. – 7 p.m. (CT), Monday through Friday. Additional information is available at Investor.AssociatedBank.com

TRANSFER AGENT AND REGISTRAR CORRESPONDENCE

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120
800-468-9716 or 651-450-4064
www.shareowneronline.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

COMMON STOCK LISTING & TRADING

Traded: NYSE | Stock Market Symbol: ASB

Associated Bank

IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: Statements made in this Summary Annual Report which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend," "target," "outlook," "project," "guidance," or similar expressions. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in Associated's most recent Form 10-K and subsequent SEC filings. Such factors are incorporated herein by reference.

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